Filed Pursuant to Rule 433 Registration No. 333 -223208 April 3, 2018 FREE WRITING PROSPECTUS (To Prospectus, Prospectus Supplement and ETF Underlying Supplement, each dated February 26, 2018)

Structured Investments	HSBC USA Inc. $ Phoenix Quarterly Review Notes with Memory Coupon Feature Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF due April 16, 2019 (the “Notes”)

General

•	Terms used in this free writing prospectus are described or defined herein and in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment.
•	This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
•	Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security held by the Reference Asset or as to the suitability of an investment in the Notes.
•	Senior unsecured debt obligations of HSBC USA Inc. maturing April 16, 2019.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	Any payments on the Notes are subject to the Issuer’s credit risk.
•	If the terms of the Notes set forth below are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.

Key Terms
Issuer:	HSBC USA Inc.
Reference Asset:	SPDR® S&P® Oil & Gas Exploration & Production ETF (“XOP”)
Principal Amount:	$1,000 per Note.
Trade Date:	March 29, 2018
Pricing Date:	March 29, 2018
Original Issue Date:	April 4, 2018
Averaging Dates:	April 5, 2019, April 8, 2019, April 9, 2019, April 10, 2019 and April 11, 2019 (the “Final Valuation Date”), subject to adjustment as described in “Additional Terms of the Notes—Valuation Dates” in the accompanying ETF Underlying Supplement
Maturity Date:	3 business days after the Final Valuation Date, and expected to be April 16, 2019. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.
Automatic Call Feature:	The Notes will be automatically called if the Official Closing Price of the Reference Asset on any Observation Date is equal to or greater than the Initial Price. If the Notes are called, HSBC will pay you on the applicable Coupon Payment Date (which will also be the “Call Settlement Date”) a cash payment per Note equal to your Principal Amount plus the Contingent Coupon otherwise due on such date pursuant to the Contingent Coupon feature, together with any previously unpaid Contingent Coupons with respect to the prior Coupon Payment Dates. No further amounts will be owed to you under the Notes.
Observation Dates:	July 12, 2018, October 11, 2018 and January 10, 2019, subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying ETF Underlying Supplement.
Coupon Payment Dates:	With respect to each Observation Date, three business days following the applicable Observation Date. The final Contingent Coupon, if payable, will be paid on the Maturity Date. The Coupon Payment Dates are subject to postponement as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.
Contingent Coupon Rate:	12.10% per annum, payable in equal quarterly installments.
Contingent Coupon:	If the Official Closing Price of the Reference Asset on any Observation Date or the Final Price is equal to or greater than the Coupon Barrier, HSBC will pay you the Contingent Coupon.
If the Official Closing Price of the Reference Asset on any Observation Date or the Final Price is less than the Coupon Barrier, the Contingent Coupon applicable to such date will not be payable and HSBC will not make any payment to you on the relevant Coupon Payment Date.
If a Contingent Coupon is not paid on a Coupon Payment Date because the Official Closing Price of the Reference Asset on that Observation Date is less than the Coupon Barrier, such Contingent Coupon will be paid on a later Coupon Payment Date if the Official Closing Price or the Final Price, as applicable, is at or above the Coupon Barrier on such later Observation Date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on any subsequent Coupon Payment Date.
The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate. The table below sets forth each expected Observation Date (or the Averaging Dates), Coupon Payment Dates and the hypothetical Contingent Coupons based on the Contingent Coupon Rate of 12.10% per annum, payable in equal quarterly installments.
Contingent Coupon

Expected Observation Dates/Averaging Dates*	Expected Coupon Payment Dates	Expected Contingent Coupons
July 12, 2018	July 17, 2018	3.025%
October 11, 2018	October 16, 2018	3.025%
January 10, 2019	January 15, 2019	3.025%
April 5, 2019, April 8, 2019, April 9, 2019, April 10, 2019 and April 11, 2019 (the Final Valuation Date)	April 16, 2019 (the Maturity Date)	3.025%

*Each Observation Date and the Averaging Date is subject to postponement as described in the accompanying ETF Underlying Supplement.

Payment at Maturity:	If the Notes are not called, you will receive a payment on the Maturity Date calculated as follows:
If the Final Price is equal to or greater than the Trigger Price (which is equal to the Coupon Barrier), HSBC will pay you a cash payment on the Maturity Date equal to $1,000 per $1,000 Principal Amount of Notes, plus the Contingent Coupon otherwise due on the Maturity Date and any previously unpaid Contingent Coupons with respect to prior Coupon Payment Dates.
If the Final Price of the Reference Asset is less than the Trigger Price, HSBC will pay you a cash payment on the Maturity Date equal to:
$1,000 × (1 + Reference Return).
In this case, you will have a loss of principal that is proportionate to the decline in the Final Price from the Initial Price and you will lose some or all of your initial investment.
Reference Return:	Final Price – Initial Price
Initial Price
Trigger Price/Coupon Barrier:	75.00% of the Initial Price
Initial Price:	The Official Closing Price of the Reference Asset as determined by the Calculation Agent on the Pricing Date.
Final Price:	The arithmetic average of the Official Closing Price of the Reference Asset on each of the Averaging Dates, as determined by the Calculation Agent.
Official Closing Price:	The Official Closing Price of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page “XOP UP <EQUITY>” or any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent as described under “Additional Terms of the Notes — Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
CUSIP/ISIN:	40435FYC5 / US40435FYC57
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 4 of this document and “Risk Factors” beginning on page S-1 of the ETF Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying ETF Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this free writing prospectus.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $1,000 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” above and “Selected Risk Considerations” beginning on page 4 of this document for additional information.

	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1)	Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan

Placement Agent

March [●], 2018

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 4 of this free writing prospectus and “Risk Factors” beginning on page S-1 of the accompanying ETF Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

•	The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm
•	The prospectus supplement at:

https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

•	The prospectus at:

https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

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Selected Purchase Considerations

•	CONTINGENT COUPON PAYMENT— If the Official Closing Price of the Reference Asset on the applicable Observation Date or the Final Price is equal to or greater than the Coupon Barrier, HSBC will pay a quarterly Contingent Coupon payment, plus any previously unpaid Contingent Coupons with respect to prior Coupon Payment Dates. Otherwise, no coupon will be paid on such Coupon Payment Date. The expected Coupon Payment Dates are July 17, 2018, October 16, 2018, January 15, 2019 and April 16, 2019 (which is also the expected Maturity Date). For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes—Interest and Principal Payments—Recipients of Interest Payments” beginning on page S-14 in the accompanying prospectus supplement. The Contingent Coupon Rate is 12.10% per annum, payable in equal quarterly installments. The actual Contingent Coupon Rate will be determined on the Trade Date.

•	AUTOMATIC CALL FEATURE — The Notes will be automatically called if the Official Closing Price on any Observation Date is at or above the Initial Price. If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the Contingent Coupon, together with any previously unpaid Contingent Coupons with respect to the prior Coupon Payment Dates.

Investor Suitability

The Notes may be suitable for you if:

▪     You believe that the Official Closing Price of the Reference Asset on some or all of the Observation Dates and the Final Price will not be below the Coupon Barrier.

▪     You are willing to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis if the Final Price is less than the Trigger Price.

▪     You are willing to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Price of the Reference Asset is at or above the Initial Price.

▪     You are willing to invest in the Notes based on the fact that your maximum potential return is any Contingent Coupons payable on the Notes.

▪     You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or the stocks held by the Reference Asset.

▪     You are willing to hold the Notes to maturity.

▪     You do not seek an investment for which there will be an active secondary market.

▪     You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▪     You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▪     You believe that the Official Closing Price of the Reference Asset on some or all of the Observation Dates and the Final Price will be below the Coupon Barrier.

▪     You are unwilling to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis if the Final Price is less than the Trigger Price.

▪     You are unable or unwilling to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Price of the Reference Asset is at or above the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▪     You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Contingent Coupons payable on the Notes.

▪     You prefer to receive the dividends or other distributions paid on the Reference Asset or the stocks held by the Reference Asset.

▪     You prefer an investment that provides upside participation in the Reference Asset, as opposed to any Contingent Coupons payable on the Notes.

▪     You seek an investment for which there will be an active secondary market.

▪     You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▪     You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” sections of the accompanying ETF Underlying Supplement and prospectus supplement.

•	SUITABILITY OF THE NOTES FOR INVESTMENT — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes is linked to the performance of the Reference Asset, and will depend on whether the Official Closing Price of the Reference Asset on the Observation Dates or the Final Price, as applicable, is at or above the Coupon Barrier or Trigger Price. If the Notes are not called, HSBC will only pay you the Principal Amount of your Notes (plus the final Contingent Coupon and any previously unpaid Coupon Payments with respect to prior Observation Dates) if the Final Price is greater than or equal to the Trigger Price and will only make such payment at maturity. If the Notes are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price from the Initial Price.

•	You May Not Receive any Contingent Coupons — Contingent quarterly payments are not, and should not be viewed as, periodic interest payments. HSBC will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Asset on an Observation Date or the Final Price is less than the Coupon Barrier, HSBC will not pay you the Contingent Coupon applicable to such Observation Date or the Averaging Dates, as applicable. If the Official Closing Price of the Reference Asset on each of the Observation Dates (and the Final Price) is less than the Coupon Barrier, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Even if all of the Contingent Coupons are paid during the term of the Notes, the payments may be at irregular intervals, and a significant portion of the term of the Notes may pass without any payments being made.

•	REINVESTMENT RISK — If your Notes are automatically called, the term of the Notes may be as short as approximately 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the maturity date. No portion of the fees and commissions described on the cover page will be repaid if the Notes are automatically called.

•	YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS THE CONTINGENT COUPONS, IF ANY, REGARDLESS OF ANY APPRECIATION IN THE PRICE OF THE REFERENCE ASSET — If the Notes are not automatically called, for each $1,000 in Principal Amount, you will receive $1,000 at maturity plus the Contingent Coupon and any previously unpaid Contingent Coupons with respect to prior Observation Dates if the Final Price of the Reference Asset is equal to or greater than the Trigger Price (and Coupon Barrier), regardless of any appreciation in the value of the Reference Asset, which may be significant. Additionally, if the Notes are automatically called, you will not receive any Contingent Coupon payments for periods after which the Notes are called. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

•	THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICE OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE OBSERVATION DATES AND THE AVERAGING DATES — The Final Price will be based on the Official Closing Price of the Reference Asset on each of the Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Averaging Dates but then decreases on the Averaging Dates to a price that is less than the Trigger Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Prices of the Reference Asset on the Averaging Dates and, if the Final Price is at or above the Coupon Barrier, on whether there are any previously unpaid Contingent Coupons with respect to prior Coupon Payment Dates. Similarly, whether the Contingent Coupon with respect to an Observation Date is paid will depend on the Official Closing Price of the Reference Asset on that day and, if the Official Closing Price of the Reference Asset is less than the Coupon Barrier on that day, on the Official Closing Price of the Reference Asset on subsequent Observation Dates.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC. — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on

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the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

•	HIGHER CONTINGENT COUPON RATES OR LOWER TRIGGER PRICES ARE GENERALLY ASSOCIATED WITH REFERENCE ASSETS WITH GREATER EXPECTED VOLATILITY AND THEREFORE CAN INDICATE A GREATER RISK OF LOSS — "Volatility" refers to the frequency and magnitude of changes in the price of the Reference Asset. The greater the expected volatility with respect to the Reference Asset on the Pricing Date, the higher the expectation as of the Pricing Date that the price of the Reference Asset could close below its Trigger Price on an Averaging Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher coupon payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Trigger Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of the Reference Asset with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Trigger Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Asset can change significantly over the term of the Notes. The price of the Reference Asset could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity.

•	THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

•	THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC — The price to public takes into account certain costs. These costs will include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

•	IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

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•	There is limited anti-dilution protection — The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement for additional information.

•	NO GUARANTEED INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Notes, you will not necessarily receive the Contingent Coupons, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset or shares of the securities held by the Reference Asset would have. In addition, the Reference Asset Issuer and the issuers of the securities held by the Reference Asset will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the Reference Asset and the value of the Notes. Because the return on the Notes will not reflect any dividends paid on the Reference Asset, any positive return on the Notes may be less than the return on a direct investment in the Reference Asset.

•	Management Risk — The Reference Asset is not managed according to traditional methods of ‘‘active’’ investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a ‘‘passive’’ or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Reference Asset generally would not sell a security because the security’s issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of the investment adviser may not produce the intended results. Your investment is linked to the Reference Asset, which is an index fund. Any information relating to the underlying index is only relevant to understanding the index that the Reference Asset seeks to replicate.

•	The performance and market value of the reference asset during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of the reference asset — During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

•	The Value of Shares of the Reference Asset may not Completely Track the Value of the Underlying index — Although the trading characteristics and valuations of shares of the Reference Asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the Reference Asset may not completely track the level of the underlying index. The Reference Asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the Reference Asset may not actually hold all of the stocks comprising the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks comprising the underlying index, the Reference Asset may not fully replicate the performance of the underlying index.

•	Potentially Inconsistent Research, Opinions or Recommendations by HSBC and JPMorgan — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Notes.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the price of the Reference Asset and the value of the Notes.

•	THE NOTES LACK LIQUIDITY — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease

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making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

•	The Notes are Not Insured OR GUARANTEED by any Governmental Agency of the United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

•	THE HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES — It is impossible to predict whether the price of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

•	RISKS ASSOCIATED WITH THE OIL AND GAS EXPLORATION AND PRODUCTION SECTOR — All of the stocks held by the Reference Asset are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the Reference Asset are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks held by the Reference Asset, the return on the Notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector.

In addition, the stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the Reference Asset develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the prices of the stocks held by the Reference Asset, the market price of the Reference Asset, and the value of the Notes.

•	MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and determining the amounts that we are required to pay you on the Notes, or from properly hedging our obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

•	UNCERTAIN TAX TREATMENT — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described in the discussion under “Tax Considerations”. For example, the Notes could be treated as debt instruments that are “contingent payment debt instruments” for U.S. federal income tax purposes subject to the treatment described under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes” in the accompanying prospectus supplement. In addition, if you are a non-U.S. holder (as defined in the accompanying prospectus supplement), because the U.S. federal income tax treatment of the Contingent Coupons (including the applicability of withholding) is unclear, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to

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whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the equity securities held by the Reference Asset or comprising the underlying index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events that affect the equity securities held by the Reference Asset or the stock markets generally; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Hypothetical Examples

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price or the Official Closing Price of the Reference Asset on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Asset. The following scenario analysis and examples illustrate the Payment at Maturity per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Price, Coupon Barrier and Trigger Price for the Notes will be determined on the Pricing Date):

Hypothetical Initial Price:	$100.00
Contingent Coupon Rate:	12.10%, payable in equal quarterly installments.
Contingent Coupon:	$30.25 for each applicable Coupon Payment Date
Observation Dates:	Quarterly
Hypothetical Coupon Barrier:	$75.00 (which is equal to 75.00% of the Hypothetical Initial Price)
Hypothetical Trigger Price:	$75.00 (which is equal to 75.00% of the Hypothetical Initial Price)

Example 1 — The Notes are called on the first Observation Date

Date	Official Closing Price	Payment (per Note)
First Observation Date	$130.00 (at or above Initial Price)	$1,030.25 (Payment at Redemption)
Total Payment: $1,030.25 (3.025% return)

Since the Notes are called on the first Observation Date, HSBC will pay you on the applicable Call Settlement Date a total of $1,030.25 per $1,000 Note, reflecting your Principal Amount plus the Contingent Coupon of $30.25. The total return on the Notes would be 3.025%. No further amount will be owed to you under the Notes.

Example 2 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Reference Asset is greater than or equal to the Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Note)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$30.25 (Contingent Coupon)
Second Observation Date	$87.00 (at or above Coupon Barrier; below Initial Price)	$30.25 (Contingent Coupon)
Third Observation Date	$85.00 (at or above Coupon Barrier; below Initial Price)	$30.25 (Contingent Coupon)
Averaging Dates	$75.00 (at or above Trigger Price and Coupon Barrier; below Initial Price)	$1,030.25 (Payment at Maturity)
Total Payment: $1,121.00 (12.10% return)

Since the Notes are not called and the Final Price of the Reference Asset is above the Trigger Price, HSBC will pay you a total of $1,030.25 at maturity per $1,000 Note, reflecting your Principal Amount plus the Contingent Coupon of $30.25. When added to the Contingent Coupon payments of $30.25 received in respect of each of the three Observation Dates, HSBC will have paid you a total of $1,121.00 per $1,000 Note. The total return on the Notes would be 12.10%.

Example 3 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Reference Asset is below the Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Note)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$30.25 (Contingent Coupon)
Second Observation Date	$87.00 (at or above Coupon Barrier; below Initial Price)	$30.25 (Contingent Coupon)
Third Observation Date	$85.00 (at or above Coupon Barrier; below Initial Price)	$30.25 (Contingent Coupon)
Averaging Dates	$60.00 (below Trigger Price and Coupon Barrier)	$1,000 × (1 + Reference Return) =
$1,000 × (1 + -40.00%) =
$1,000 - $400.00 =
$600.00 (Payment at Maturity)
Total Payment $690.75 (-30.925% return)

Since the Notes are not called and the Final Price of the Reference Asset is below the Trigger Price, HSBC will pay you a total of $600.00 at maturity per $1,000 Note. When added to the Contingent Coupon payments of $30.25 received in respect of each of the three Observation Dates, HSBC will have paid you $690.75 per $1,000 Note. The total loss on the Notes would be 30.925%.

Example 4 — The Notes are NOT called on any of the Observation Dates, the Official Closing Price is below the Coupon Barrier on the first three Observation Dates and the Final Price of the Reference Asset is greater than or equal to the Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Note)
First Observation Date	$70.00 (below Coupon Barrier; below Initial Price)	$0.00 (Contingent Coupon Not Paid)
Second Observation Date	$60.00 (below Coupon Barrier; below Initial Price)	$0.00 (Contingent Coupon Not Paid)
Third Observation Date	$65.00 (below Coupon Barrier; below Initial Price)	$0.00 (Contingent Coupon Not Paid)
Averaging Dates	$85.00 (at or above Trigger Price and Coupon Barrier; below Initial Price)	$1,121.00 (Payment at Maturity)
Total Payment: $1,121.00 (12.10% return)

Even though the Official Closing Price of the Reference Asset is below the Coupon Barrier on the first three Observation Dates, since the Notes are not called and the Final Price of the Reference Asset is above the Trigger Price, HSBC will pay you a total of $1,121.00 at maturity per $1,000 Note, reflecting your Principal Amount plus the Contingent Coupon of $30.25 plus the three previously unpaid Contingent Coupons of $90.75. The total return on the Notes would be 12.10%.

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Description of the Reference Asset

The SPDR® S&P® Oil & Gas Exploration & Production ETF

This free writing prospectus is not an offer to sell and it is not an offer to buy shares of the Reference Asset. All disclosures contained in this free writing prospectus regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this free writing prospectus. You should make your own investigation into the Reference Asset.

The SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP”) is an investment portfolio maintained and managed by SSgA Funds Management, Inc. (“SSFM”). The XOP trades on the NYSE Arca under the ticker symbol “XOP.” The inception date of the SPDR® S&P Oil & Gas Exploration and Production ETF is June 19, 2006. Prior to January 8, 2007, the XOP was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index. The underlying index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production. As of December 31, 2017, there were 68 oil and gas exploration and production sector companies included in the XOP. As of December 31, 2017, no single company represented more than 2.10% of the XOP’s holdings.

The XOP utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. XOP will normally invest at least 80% of its total assets in common stocks that comprise the underlying index. The returns of the XOP may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, SSFM.

The underlying index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company

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bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 1, 2008 through March 23, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	55.83	44.79	53.73	June 28, 2013	62.61	54.71	58.18
June 30, 2008	71.31	53.73	70.15	September 30, 2013	66.47	58.18	65.89
September 30, 2008	70.93	42.68	44.83	December 31, 2013	72.74	65.02	68.53
December 31, 2008	44.83	22.97	29.64	March 31, 2014	71.83	64.04	71.83
March 31, 2009	33.48	23.41	26.60	June 30, 2014	83.45	71.19	82.28
June 30, 2009	38.25	26.60	31.72	September 30, 2014	82.28	68.83	68.83
September 30, 2009	39.61	28.51	38.62	December 31, 2014	68.83	42.75	47.86
December 31, 2009	43.36	36.91	41.21	March 31, 2015	53.94	42.55	51.66
March 31, 2010	44.07	39.22	42.13	June 30, 2015	55.63	46.43	46.66
June 30, 2010	45.82	38.57	38.99	September 30, 2015	46.66	31.71	32.84
September 30, 2010	42.85	38.05	42.26	December 31, 2015	40.53	28.64	30.22
December 31, 2010	52.71	42.18	52.69	March 31, 2016	30.96	23.60	30.35
March 31, 2011	64.50	52.69	64.50	June 30, 2016	37.50	29.23	34.81
June 30, 2011	64.97	54.71	58.78	September 30, 2016	39.12	32.75	38.46
September 30, 2011	65.24	42.80	42.80	December 31, 2016	43.42	34.73	41.42
December 30, 2011	57.56	39.99	52.69	March 31, 2017	42.21	35.17	37.44
March 30, 2012	61.34	52.67	56.91	June 30, 2017	37.89	30.17	31.92
June 29, 2012	57.85	45.20	50.40	September 30, 2017	34.37	29.09	34.09
September 28, 2012	59.35	48.73	55.69	December 31, 2017	37.64	32.25	37.18
December 31, 2012	57.38	50.69	54.07	March 23, 2018*	39.85	32.38	34.70
March 28, 2013	62.10	54.07	60.49

* This free writing prospectus includes information for the first calendar quarter of 2018 for the period from January 1, 2018 through March 23, 2018. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

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The graph below illustrates the performance of the Reference Asset from January 1, 2008 through March 23, 2018, based on closing price information from the Bloomberg Professional® service. Past performance of the Reference Asset is not indicative of its future performance.

Historical Performance of the Reference Asset

Source: Bloomberg Professional® service

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Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in “Key Terms” in this free writing prospectus. In that case, the five trading days preceding the date of acceleration will be used as the Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

Tax Considerations

You should carefully consider, among other things, the matters set forth in the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as contingent income-bearing pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date or upon automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts” in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as income-bearing pre-paid executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from

13

the treatment described above. For example, the Notes could be treated as debt instruments that are “contingent payment debt instruments” for U.S. federal income tax purposes subject to the treatment described under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes” in the accompanying prospectus supplement.

In addition, if you are a non-U.S. holder (as defined in the accompanying prospectus supplement), because the U.S. federal income tax treatment of the Contingent Coupons (including the applicability of withholding) is unclear, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

We will not attempt to ascertain whether the Reference Asset or any of the entities whose stock is owned by the Reference Asset would be treated as a passive foreign investment company (“PFIC”) or a United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset and the entities whose stock owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Accordingly, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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